January 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attention: Michael Davis

Re:	Aravive, Inc.
Registration Statement on Form S-3
File No. 333-262020 Request For Acceleration of Effectiveness

Ladies and Gentlemen:

Aravive, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-262020), be accelerated by the U.S. Securities and Exchange Commission to Tuesday, January 18, 2022 at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Company hereby authorizes its legal counsel, Leslie Marlow and/or Patrick Egan of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Aravive, Inc.

By:	/s/ Gail McIntyre
Name: Gail McIntyre
Title: Chief Executive Officer

cc: Leslie Marlow, Esq.

Patrick J. Egan, Esq.